Filed Pursuant to Rule 433

Dated September 18, 2012

Registration No. 333-180499

Corporación Andina de Fomento

U.S.$407,094,000 of 4.375% Notes due 2022

Issuer:	Corporación Andina de Fomento
Ratings(1):	Moody’s: Aa3 (Stable) / S&P: A+ (Positive) / Fitch: A+ (Stable)
Security Status:	Senior unsecured notes; not secured by any property or assets; notes rank equally with all other unsecured and unsubordinated indebtedness
Transaction Type:	Reopening
Currency:	U.S. Dollars
Total Principal Amount:	U.S.$407,094,000 (brings total principal amount of series to U.S.$1,500,000,000)
Offering Price:	107.907% plus accrued interest of U.S.$4,947,322.92 from June 15, 2012
Gross Proceeds (excluding accrued interest):	U.S.$439,282,922.58
Trade Date:	September 18, 2012
Settlement:	September 25, 2012 (T+5)
Maturity:	June 15, 2022
Coupon:	4.375%
Benchmark Instrument:	UST 1.625% due August 2022
Benchmark Instrument Yield:	1.812%
Spread to Benchmark Instrument:	+160 bps
Yield to Maturity:	3.412%
Interest Rate Payment Frequency:	Semi-annual
Interest Payment Dates:	June 15 and December 15 with first interest payment date on December 15, 2012
Interest Rate Basis:	30 / 360
Redemption Provisions:	Notes may not be redeemed prior to June 15, 2022
Sinking Fund Provisions:	No sinking fund provisions
Form:	Global note held by depositary or the depositary’s custodian
Denominations:	Denominations of $1,000 and integral multiples of $1,000 in excess thereof
Clearing:	DTC / Euroclear / Clearstream

Joint Bookrunners:	Deutsche Bank Securities Inc. Goldman, Sachs & Co. HSBC Securities (USA) Inc.
Names and Addresses of Representatives:	Deutsche Bank Securities Inc. 60 Wall Street New York, NY 10005 Goldman, Sachs & Co. 200 West Street New York, NY 10282 HSBC Securities (USA) Inc. 452 Fifth Avenue New York, NY 10018
Governing Law:	New York
Listing:	Application will be made to admit the notes to the official list of the United Kingdom Listing Authority and to the regulated market of the London Stock Exchange
SEC Registered Global:	ISIN: US219868BS46 CUSIP: 219868BS4

(1) These securities ratings have been provided by Moody’s, S&P and Fitch Ratings. These ratings are not a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at 866-471-2526, Deutsche Bank Securities Inc. at 800-503-4611 or HSBC Securities (USA) Inc. at 866-811-8049.

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